Exhibit 99.21

Form 51-102F3

Material Change Report Under

National Instrument 51-102

1.     Name & Address of Company

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia

B3J 3K1

2.     Date of Material Change

February 1, 2007.

3.     News Release

A news release with respect to the material change referred to in this report was issued through newswire services on January 29, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

Linear Gold announced the appointments of Philip Pyle as Vice President - Business and Corporate Development and David Rowe as Vice-President – Exploration.  Linear also announced that it has retained Leonard Karr as a Senior Porphyry Consultant to the Company.

5.     Full Description of Material Change

Linear Gold Corp. announced the appointments of Philip F. Pyle as Vice President - Business and Corporate Development and David Rowe as Vice-President – Exploration.  Linear also announced that it has retained Leonard Karr as a Senior Porphyry Consultant to the Company.

As Vice President – Business and Corporate Development, Philip Pyle will be responsible for identifying and acquiring new project opportunities and for the development and advancement of strategic relationships with industry participants.  Since October 2003, Mr. Pyle has served as Linear’s Vice President Exploration and previous to that was Manager of Development for MIM International Exploration where he was instrumental in the acquisition of the Ixhuatan and Ampliacion Pueblo Viejo Projects.

As Vice President – Exploration, David Rowe will be responsible for managing all aspects of Linear’s exploration portfolio, with a primary focus on the continued advancement of the Ixhuatan Project.  Mr. Rowe has served as the Ixhuatan Project Manager since January 2006 and previous to that was Linear’s Dominican Republic Exploration Manager.

With extensive experience working in porphyry environments, Leonard Karr has been retained as a Senior Porphyry Consultant and has just returned from a week long technical review of the Ixhuatan Project.  Leonard will begin his role with the Company in mid-February.  Leonard Karr joins Linear from Dynasty Gold Corporation, where he was most recently Vice President of Exploration.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.     Omitted Information

Not applicable

8.     Senior Officer

Brian MacEachen

Vice-President & Chief Financial Officer

Telephone:

(902) 422-1421

Fax:

(902) 491-4281

DATED at Halifax, Nova Scotia this 1st day of February, 2007.

Linear Gold Corp.

By:

/s/ Brian MacEachen

Brian MacEachen

Vice President & Chief Financial Officer